UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-35072

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ATLANTIC COAST FINANCIAL CORPORATION

4655 Salisbury Road, Suite 110

Jacksonville, Florida 32256

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

Jacksonville, Florida

FINANCIAL STATEMENTS

December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Audit Committee

Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust

Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

June 23, 2016

1.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014
		(as adjusted)

ASSETS
Investments, at fair value	$4,397,725	$3,829,041
Fully benefit-responsive investment contracts, at contract value	682,377	640,276
Cash and cash equivalents	797	1,822
Receivables:
Employer contributions receivable	5,608	-
Participants contributions receivable	14,998	-
Notes receivable from participants	195,105	227,191
Net assets available for benefits	$5,296,610	$4,698,330

See accompanying notes to financial statements.	2.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2015

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$265,687
Interest and dividends	1,010
Net investment income	266,697

Interest income on notes receivable from participants	8,876

Contributions:
Employer	157,921
Participants	508,498
Rollovers	448,649
Total contributions	1,115,068
Total additions	1,390,641

Deductions from net assets attributed to:
Benefits paid to participants	755,391
Administrative expenses	36,970
Total deductions	792,361

Net increase in net assets available for benefits	598,280
Net assets available for benefits, beginning of year	4,698,330
Net assets available for benefits, end of year	$5,296,610

See accompanying notes to financial statements.	3 .

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank Employees’ Savings & Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Plan administrator.

General: The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the Employer, the Company, the Bank or the Plan Sponsor) who serves as Plan administrator and controls and manages the operation and administration of the Plan. Reliance Trust Company serves as the Plan’s trustee (the Trustee). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other eligible qualified defined benefit or defined contribution plans. The Company provided matching contributions equal to 50 percent of compensation up to 6 percent for the year ended December 31, 2015. Matching contributions are subject to change as determined by the Company’s board of directors. On behalf of each eligible participant a discretionary contribution may also be made by the Company. There were no discretionary contributions for 2015.

Eligibility: Employees are eligible to enroll in the Plan after 3 consecutive months of employment. A participant’s entry into the Plan is effective in the calendar month coinciding with or next following the date the employee satisfies the eligibility requirements.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and any allocations of (a) the Employer’s matching contribution (b) the Plan’s earnings and (c) forfeitures. Additionally, each participant’s account may be charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Employer’s matching and discretionary contribution and the earnings thereon is based on years of credited service.

One year credited service is received when the participant works at least 1,000 hours within the Plan year. A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service. A participant also becomes 100% vested in the employer contributions and earnings thereon credited to their account upon death, approved disability or reaching the Plan’s normal retirement age (60) while employed.

(continued)	4.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 1 – DESCRIPTION OF PLAN (continued)

Forfeitures: The non-vested portion of terminated participant accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan Sponsor’s discretion. At December 31, 2015 and 2014, forfeited accounts totaled $2,904 and $12,812, respectively. During the year ended December 31, 2015, $35,274 of forfeitures were used to reduce employer contributions.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. Participants may change the amount they contribute once per quarter. Participants may change the allocation of their contributions to the various investment funds daily.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Interest rates ranged from 4.25% to 7.00% as of December 31, 2015. The loans are secured by the balance in the participant’s account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans. The interest rate remains unchanged for the duration of the loan. Principal and interest is paid ratably through bi-weekly payroll deductions.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59½, death or disability. In the event of death or permanent disability, participants become fully vested.

Expenses: Certain administrative expenses are paid by the Plan Sponsor.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Accounting for Uncertainty in Income Taxes: Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

(continued)	5.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Payment of Benefits: Benefits are recorded when paid.

Recent Accounting Pronouncement: In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 has three parts, as follows: (1) Part I designates contract value as the only required measure for fully benefit-responsive investment contracts, (2) Part II eliminates the requirement that plans disclose: (a) individual investments that represent 5 percent or more of net assets available for benefits; and (b) the net appreciation or depreciation for investments by general type requirements for both participant-directed investments and nonparticipant-directed investments, and (3) Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to a plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The guidance in Parts I and II are effective on a retrospective basis, and Part III is effective on a prospective basis, for fiscal years beginning after December 15, 2015. The Company early adopted ASU 2015-12 for fiscal year 2015. The Plan’s financial statements reflect adoption, including retrospective application. Therefore, the statement of net assets available for benefits as of December 31, 2014, has been adjusted; however, there was no effect on total net assets available for benefits as previously reported.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to include all investments in the fair value hierarchy for which the fair value is measured at net asset value per share using the practical expedient. The guidance in this standard is effective on a retrospective basis, for fiscal years beginning after December 15, 2015, and early adoption is permitted. The Company early adopted ASU 2015-07 for fiscal year 2015. The Plan’s financial statements reflect adoption, including retrospective application. Therefore, the statement of net assets available for benefits as of December 31, 2014, has been adjusted; however, there was no effect on total net assets available for benefits as previously reported.

Investment Valuation and Income Recognition: The Plan’s investments are reported at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s management determines the valuation policies utilizing information provided by the Trustee.

Employer contributions are accrued in the period in which they become obligations of the Employer, and the amount is determined in accordance with the provisions of the Plan. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(continued)	6.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties: The Plan provides for various investment options in collective trust funds, certificate of deposits, and the unitized stock fund of the Employer’s parent company, Atlantic Coast Financial Corporation (ACFC). ACFC is traded on the NASDAQ global market. The underlying investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2015 and 2014, 20.3% and 10.8%, respectively, of the Plan’s net assets available for benefits were invested in ACFC common stock.

Cash and Cash Equivalents: Money market funds are classified as cash and cash equivalents on the statements of net assets available for benefits and are reported at carrying amount.

Notes Receivable from Participants: Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are reported at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

NOTE 3 – FAIR VALUE OF INVESTMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. U.S. GAAP establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities and gives the lowest priority to unobservable inputs. The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(continued)	7.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and significant assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Stock fund: Investments in the stock fund are stated at fair value based on market value of the stock as obtained from quoted market prices on a nationally recognized exchange (Level 1).

Collective trust funds: The fair values of participation units held in collective trust funds are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices (Level 2). The investment objectives and underlying investments of the collective trust funds vary, with some holding diversified portfolios of domestic stocks, international stocks, short-term and/or medium-term corporate, U.S. Government and U.S. Government agency bonds and other debt instruments, mutual funds, repurchase agreements and various other collective investment funds sponsored by State Street Bank and Trust Company in proportion to the fund’s investment objectives.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis are summarized below at December 31, 2015:

	Level 1	Level 2	Total

Investments in the fair value hierarchy:
Company stock account	$1,068,466	$-	$1,068,466
Collective trust funds	-	3,329,259	3,329,259
Total investments in fair value hierarchy	1,068,466	3,329,259	4,397,725

Investments measured at contract value (1):	-	-	682,377

Total investments	$1,068,466	$3,329,259	$5,080,102

________________________________

(1)	Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(continued)	8.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 3 – FAIR VALUE OF INVESTMENTS (continued)

Investments measured at fair value on a recurring basis are summarized below at December 31, 2014:

	Level 1	Level 2	Total

Investments in the fair value hierarchy:
Company stock account	$505,389	$-	$505,389
Collective trust funds	-	3,323,652	3,323,652
Total investments in fair value hierarchy	505,389	3,323,652	3,829,041

Investments measured at contract value (1):	-	-	640,276

Total investments	$505,389	$3,323,652	$4,469,317

________________________________

(1)	Certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE 4 – PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan. During 2015, fees of $34,670 were paid by the Plan to The Reliance Trust Company, trustee of the Plan, which represent party-in-interest transactions.

Party-in-interest assets held by the Plan at December 31, 2015, include the Reliance Stable Value Fund totaling $682,377, ACFC common stock totaling $1,068,466, and notes receivable from participants totaling $195,105.

Party-in-interest assets held by the Plan at December 31, 2014, include the Reliance Stable Value Fund totaling $640,276, ACFC common stock totaling $505,389, and notes receivable from participants totaling $227,191.

At December 31, 2015 and 2014, the Plan held 182,332 and 127,356 shares, respectively, of ACFC common stock. There were no dividends received during 2015 from the ACFC common stock.

NOTE 5 – INCOME TAX STATUS

The Plan is currently maintained on a prototype plan, which received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2014. The opinion letter stated that the form of the Plan is acceptable under section 401 of the IRC, and therefore the related trust is tax exempt.  The Plan administrator has determined the Plan is eligible and has chosen to rely on the current prototype plan opinion letter from the IRS. The Plan was amended after the date of the opinion letter, however, Plan management believes that the Plan is currently being operated in accordance with the IRC.

(continued)	9.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become 100 percent vested in their employer contributions and their accounts would be distributed in accordance with the Plan document.

NOTE 7 – OTHER MATTERS

The Plan Sponsor had incurred recurring losses from operations through the end of 2013 which resulted in the Bank entering into a consent order, dated August 10, 2012 (the Order) with the Office of the Comptroller of Currency (the OCC), the Bank’s primary regulator. On March 26, 2015, the OCC terminated the Order between the OCC and the Bank. The Plan’s management believes that ACFC and the Bank will both continue as a going concern and, therefore, the Plan will continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

On January 1, 2016, the Company became a Participating Employer in The Wealthy and Wise 401(k) (the New Plan). Under the New Plan, the Company will continue to serve as the administrator, while ERISA Wise LLC serves as the new trustee. As a result of the change to the New Plan, $5.3 million of assets were transferred to the new trustee in January 2016.

10.

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2015

Name of Plan Sponsor:	Atlantic Coast Bank

Employer Identification Number:	58-0570960

Three-digit Plan Number:	003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Collective Trust Funds
(1)	Reliance Trust Company/MetLife	Reliance Trust Company Stable Value Fund, at contract value	(2)	$682,377
	State Street Bank & Trust Co.	S&P MidCap Index Fund	(2)	511,005
	State Street Bank & Trust Co.	Aggressive Strategic Balanced Fund	(2)	417,966
	State Street Bank & Trust Co.	Short-term Investment Fund	(2)	360,909
	State Street Bank & Trust Co.	NASDAQ 100	(2)	288,402
	State Street Bank & Trust Co.	S&P 500 Index Fund	(2)	275,061
	State Street Bank & Trust Co.	Russell 1000 Growth Fund	(2)	246,097
	State Street Bank & Trust Co.	Russell 2000 Index Fund	(2)	199,671
	State Street Bank & Trust Co.	Russell 1000 Value Fund	(2)	193,153
	State Street Bank & Trust Co.	Daily EAFE Index	(2)	182,628
	State Street Bank & Trust Co.	Moderate Strategic Balanced Fund	(2)	111,197
	State Street Bank & Trust Co.	REIT Index	(2)	93,990
	State Street Bank & Trust Co.	US Long Treasury Index	(2)	79,610
	State Street Bank & Trust Co.	Target Retirement 2025	(2)	74,365
	State Street Bank & Trust Co.	Target Retirement 2045	(2)	65,158
	State Street Bank & Trust Co.	Target Retirement 2030	(2)	58,684
	State Street Bank & Trust Co.	Conservative Strategic Balanced Fund	(2)	50,736
	State Street Bank & Trust Co.	Passive Bond Market Index	(2)	32,687
	State Street Bank & Trust Co.	Target Retirement 2035	(2)	26,774
	State Street Bank & Trust Co.	Target Retirement 2015	(2)	22,540
	State Street Bank & Trust Co.	Target Retirement 2020	(2)	12,903
	State Street Bank & Trust Co.	Target Retirement Income	(2)	11,244
	State Street Bank & Trust Co.	Target Retirement 2040	(2)	8,836
	State Street Bank & Trust Co.	Target Retirement 2055	(2)	2,751
	State Street Bank & Trust Co.	Target Retirement 2050	(2)	2,083
	State Street Bank & Trust Co.	Target Retirement 2060	(2)	809
	Total Collective Trust Funds			4,011,636

Common Stock
(1)	Atlantic Coast Financial Corporation	Stock Fund	(2)	1,068,466

Cash and Cash Equivalents
	Federated Investment Management Co.	Money Market Fund, interest rate of 0.11%	(2)	797

Notes Receivable From Participants
(1)	Notes Receivable From Participants	Interest rates ranging from 4.25% to 7.00%, maturities ranging from 1/1/2016 to 1/31/2025	(2)	195,105
	Total			$5,276,004

(1) Denotes party-in-interest.

(2) Investment is participant-directed, therefore historical cost is not required.

11.

 SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLANTIC COAST BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 23, 2016	By:	/s/ Tracy L. Keegan
Tracy L. Keegan
Executive Vice President and Chief Financial Officer
Atlantic Coast Bank

12.

INDEX TO EXHIBITS

Incorporation by Reference
Exhibit Number	Exhibit Description	Form	Filing Date	Exhibit Number	SEC File No.	Filed Herewith

23.1	Consent of Dixon Hughes Goodman LLP	—	—	—	—	☒

13.